THE DIRECTOR M EDGE VARIABLE ANNUITY
TALCOTT RESOLUTION LIFE INSURANCE COMPANY AND
TALCOTT RESOLUTION LIFE AND ANNUITY INSURANCE COMPANY

Product Notice for Existing Investors
April 30, 2025

This product notice provides updated information about Director M Edge variable annuity, an individual deferred flexible premium variable annuity contract. The contract is issued by us, Talcott Resolution Life and Annuity Insurance Company and Talcott Resolution Life Insurance Company, (collectively, (“Talcott Resolution”). The most recent prospectus for the contract, dated June 28, 2018, contains more information about the contract, including its features, benefits, and risks. You can find the most recent audited financial statements of Talcott Resolution and the separate account supporting the contract online at:
Talcott Resolution Life Insurance Company

Director M Edge	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Q654
Talcott Resolution Life and Annuity Insurance Company

Director M Edge	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=NRVA03794
You can also obtain this information at no cost by contacting us as instructed below.
Additional information about certain investment products, including variable annuities, has been prepared by the staff of the Securities and Exchange Commission (SEC) and is available at Investor.gov.
For additional information, please contact your investment professional or contact us by:
a.Mailing:     Talcott Resolution
PO Box 14293
Lexington, KY 40512-4293
a.Calling:        1-800-862-6668
b.Emailing:     asccontactus@talcottresolution.com
c.Visiting:     www.talcottresolution.com
The Securities and Exchange Commission (“SEC”) has not approved or disapproved of this security or passed upon the accuracy or adequacy of this summary prospectus. Any representation to the contrary is a criminal offense.

Page
Special Terms	2
Updated Information About Your Contract	2
Key Information Table	2
Appendix A - Investment Options Available Under the Contract	APP A-1

Special Terms Used in this Product Notice

Contract Value	The total value of your investments in the Sub-Accounts (and the Fixed Accumulation Feature, if applicable).
Fixed Accumulation Feature or FAF	A fixed account option that guarantees principal and a rate of interest. Effective October 4, 2013, we no longer accept new allocations or premium payments to the Fixed Accumulation Feature except for contracts issued in Massachusetts.
Payment Base	The amount used to determine benefit payments under certain optional benefits under the contract.
Sub-Account	A fund option under the contract. There is a Sub-Account that corresponds to each fund that is available under the contract.

Updated Information About Your Contract
The following is a summary of certain contract features that have changed since May 1, 2024. This does not reflect all of the changes that have occurred since you entered into your contract.

Summary of recent contract changes:
• Effective July 15, 2024, Franklin Advisors, Inc. replaced Putnam Investment Management, LLC as Adviser and Putnam Investment Management, LLC is added as Subadviser for Putnam VT Diversified Income Fund, and Putnam VT Global Asset Allocation Fund; and
• Effective July 15, 2024, Franklin Advisers, Inc. was added as a Subadviser for Putnam VT Core Equity Fund, Putnam VT George Putnam Balanced Fund, Putnam VT International Equity Fund, Putnam VT International Value Fund, Putnam VT Large Cap Growth Fund, Putnam VT Large Cap Value Fund, Putnam VT Small Cap Value Fund, and Putnam VT Sustainable Leaders Fund.
• Effective November 6, 2024, Putnam Investments Limited, the sub-adviser for each of the Putnam VT Funds in your contract, was replaced with Franklin Templeton Investment Management Limited.
• Effective on or about April 30, 2025, the “Invesco V.I. Capital Appreciation Fund” was renamed “Invesco V.I. Discovery Large Cap Fund.”

Key Information Table
Important Information You Should Consider About the Contract

	FEES AND EXPENSES	Location in Prospectus
Charges for Early Withdrawals	There are no surrender charges.	2. Synopsis 5. The Contract b. Charges and Fees - Sales Charges

Transaction Charges
A Sales Load of up to 5.5% applies to all Premium Payments. Other than Sales Loads on Premium Payments, there are no charges for other contract transactions (e.g., transferring money between investment options).
2. Synopsis 5. The Contract b. Charges and Fees - Sales Charges
Ongoing Fees and Expenses (annual charges)
The table below describes the current fees and expenses of the contract that you may pay each year, depending on the options you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected. Fees and expenses do not reflect any advisory fees paid to financial intermediaries from Contract Value or other assets of the Contract Owner, and that if such charges were reflected, the fees and expenses would be higher.
2. Synopsis 5. The Contract b. Charges and Fees - Sales Charges
	Annual Fee	Minimum	Maximum
	Base Contract	0.76%¹	0.76%¹
	Investment Options (fund fees and expenses)	0.14%²	1.51%²
	Optional benefits available for an additional charge (for a single optional benefit, if elected)	0.20%[1]	1.50%[3]
1 As a percentage of average daily Sub-Account Values. [2] As a percentage of fund net assets. [3] As a percentage of average daily Benefit Amount or Payment Base depending on the optional benefit selected.
Because your contract is customizable, the choices you make effect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the contract, which could add surrender charges that substantially increase costs.
	Lowest Annual Cost: $1,041	Highest Annual Cost: $4,088
	Assumes:	Assumes:
	•Investment of $100,000	•Investment of $100,000
	•5% annual appreciation	•5% annual appreciation
	•Least expensive fund fees and expenses	•Most expensive combination of optional benefits and fund fees and expenses
	•No sales charges or advisory fees	•No sales charges or advisory fees
	•No additional premium payments, transfers or withdrawals	•No additional premium payments, transfers or withdrawals
•No optional benefits

	RISKS			Location in Prospectus

Risk of Loss	You can lose money by investing in this contract, including loss of principal.	2. Synopsis 3. General Information - Fixed Accumulation Feature 5. The Contract b. Charges and Fees - Sales Charges Appendix Tax
Not a Short-Term Investment
•This contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.
•Surrender charges may apply to withdrawals. If you take a withdrawal, a surrender charge may reduce the value of your contract or the amount of money that you actually receive.
•The benefits of tax deferral, long-term income, and living benefit guarantees mean the contract is generally more beneficial to investors with a long-time horizon.
•A 10% penalty tax may be applied to Surrenders before age 59½.

Risks Associated with Investment Options
•An investment in this contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the contract (e.g., the Funds).
•Each investment option (including the FAF, if available) has its own unique risks.
•You should review the investment options before making an investment decision.

Insurance Company Risks	An investment in the contract is subject to the risks related to us. Any obligations (including under the FAF), guarantees or benefits of the contract are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about Talcott Resolution, including our financial strength ratings, is available upon request by by calling 1-800-862-6668.
	RESTRICTIONS	Location in Prospectus
Investment Options
•Certain investment options may not be available under your contract.
•You are allowed to make 1 transfer between the fund options per day. You are allowed to make 20 transfers between the fund options per year before we require you to submit additional transfer requests by mail. Your transfer between the fund options are subject to policies designed to deter excessively frequent transfers and market timing. These transfer restrictions do not apply to transfers under the contract's automatic transfer programs.
•There are restrictions on the maximum amount that may be transferred annually from the FAF to the fund options. If the FAF is available for investment, you must wait 6 months after your most recent transfer from the FAF before making a subsequent transfer into the FAF. These transfer restrictions may apply to the contract's automatic income programs.
•We reserve the right to remove or substitute funds as investment options.
3. General Information 5. The Contract a. Purchases and Contract Value
Optional Benefits
~~•~~Optional benefits may further limit or restrict the investment options that you may select under the contract. We may change these restrictions in the future.
•Withdrawals may reduce the value of an optional benefit by an amount greater than the value withdrawn or result in termination of the benefit.
6. Optional Death Benefits a. MAV Plus 7. Optional Withdrawal Benefits a. - d. Appendix Tax Appendices B-C
	TAXES	Location in Prospectus
Tax Implications
•Consult with a tax professional to determine the tax implications of an investment in and payments received under the contract.
•If you purchased the contract through a tax-qualified plan or IRA, you do not get any additional tax benefit under the contract.
•Earnings on your contract are taxed at ordinary income rates when you withdraw them and you may have to pay a penalty if you take a withdrawal before age 59-1/2.
Appendix Tax
	CONFLICTS OF INTEREST	Location in Prospectus

Investment Professional Compensation
Your investment professional may receive compensation for selling this contract to you, in the form of commissions, additional payments, and non-cash compensation. We may share the revenue we earn on this contract with your investment professional's firm. This conflict of interest may influence your investment professional to recommend this contract over another investment for which the investment professional is not compensated or compensated less.
8. Miscellaneous f. How Contracts Are Sold
Exchanges	Some investment professionals may have a financial incentive to offer you a new contract in place of the one you already own. You should only exchange a contract you already own if you determine, after comparing the features, fees and risks of both contract's, that it is better for you to purchase the new contract rather than continue to own your existing contract.	5. The Contract a. Purchases and Contract Value - Replacement of Annuities

Appendix A — Investment Options Available Under the Contract
The following is a list of Funds available under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at:

Talcott Resolution Life Insurance Company

Director M Edge	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Q654
Talcott Resolution Life and Annuity Insurance Company

Director M Edge	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=NRVA03794
Availability of Funds may vary by employer. Participants should reference their plan documents for a list of available Funds.
You can also request this information at no cost by calling 1-800-862-6668 or by sending an email request to asccontactus@talcottresolution.com.
The current expenses and performance information below reflects fee and expenses of the Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.
See "Optional Benefit Investment Restrictions" following this table for information on investment restrictions.

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/24)
			1 Year	5 Year	10 Year
Allocation	AB VPS Balanced Hedged Allocation Portfolio - Class B Adviser: AllianceBernstein, L.P.	0.73%*	8.58%	4.14%	5.18%
U.S. Equity	AB VPS Discovery Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	1.06%	9.72%	8.57%	7.36%
International Equity	AB VPS International Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	1.15%	4.81%	3.29%	3.00%
U.S. Equity	AB VPS Relative Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	0.61%*	12.76%	9.54%	9.39%
U.S. Equity	BlackRock S&P 500 Index V.I. Fund - Class I Adviser: BlackRock Advisors, LLC	0.14%	24.83%	14.38%	12.89%
U.S. Equity	Fidelity® VIP Contrafund® Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	0.81%	33.45%	16.74%	13.33%
U.S. Equity	Fidelity® VIP Dynamic Capital Appreciation Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	0.87%	25.19%	16.09%	12.76%
U.S. Equity	Fidelity® VIP Equity-Income Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	0.72%	15.06%	9.80%	8.94%
U.S. Equity	Fidelity® VIP Growth Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	0.81%	30.07%	18.63%	16.34%
U.S. Equity	Fidelity® VIP Mid Cap Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	0.82%	17.18%	11.06%	8.94%
U.S. Equity	Fidelity® VIP Value Strategies Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	0.84%	9.16%	11.93%	9.37%
Allocation	Hartford Balanced HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.66%	11.21%	8.09%	7.75%
APP A-1

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/24)
			1 Year	5 Year	10 Year
U.S. Equity	Hartford Capital Appreciation HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.67%	21.19%	11.50%	10.61%
U.S. Equity	Hartford Disciplined Equity HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.59%	25.37%	12.79%	12.70%
U.S. Equity	Hartford Dividend and Growth HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.66%	12.67%	10.75%	10.55%
International Equity	Hartford International Opportunities HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.77%	8.40%	5.18%	5.50%
U.S. Equity	Hartford MidCap HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.74%	6.28%	4.91%	8.27%
U.S. Equity	Hartford Small Cap Growth HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.65%	13.12%	5.84%	7.89%
U.S. Equity	Hartford Small Company HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.80%	12.00%	7.36%	8.28%
U.S. Equity	Hartford Stock HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.51%	8.74%	9.25%	10.43%
Fixed Income	Hartford Total Return Bond HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.52%	2.33%	0.28%	1.97%
Fixed Income	Hartford Ultrashort Bond HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.45%	5.20%	2.26%	1.78%
U.S. Equity	Invesco V.I. American Value Fund - Series II Adviser: Invesco Advisers, Inc.	1.14%	30.10%	13.40%	8.85%
U.S. Equity	Invesco V.I. Discovery Large Cap Fund - Series II (formerly Invesco V.I. Capital Appreciation Fund) Adviser: Invesco Advisers, Inc.	1.05%*	33.83%	15.77%	12.97%
U.S. Equity	Invesco V.I. Comstock Fund - Series II Adviser: Invesco Advisers, Inc.	1.01%	14.87%	11.31%	9.21%
U.S. Equity	Invesco V.I. Discovery Mid Cap Growth Fund - Series II Adviser: Invesco Advisers, Inc.	1.10%	23.92%	9.92%	11.29%
International Equity	Invesco V.I. Global Fund - Series II Adviser: Invesco Advisers, Inc.	1.06%	15.78%	9.21%	9.58%
Money Market	Invesco V.I. Government Money Market Fund - Series I** Adviser: Invesco Advisers, Inc.	0.36%	4.98%	2.30%	1.56%
Fixed Income	Invesco V.I. Government Securities Fund - Series I Adviser: Invesco Advisers, Inc.	0.70%	1.72%	(0.17)%	0.91%
U.S. Equity	Invesco V.I. Growth and Income Fund - Series II Adviser: Invesco Advisers, Inc.	1.00%	15.72%	9.81%	8.53%
Fixed Income	Invesco V.I. High Yield Fund - Series I Adviser: Invesco Advisers, Inc.	0.89%	7.73%	2.97%	3.81%
U.S. Equity	Invesco V.I. Main Street Fund - Series II Adviser: Invesco Advisers, Inc.	1.11%	23.39%	11.81%	10.97%
U.S. Equity	Invesco V.I. Main Street Small Cap Fund - Series II Adviser: Invesco Advisers, Inc.	1.11%	12.41%	10.22%	8.73%
Fixed Income	Lord Abbett Bond-Debenture Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	0.99%	6.72%	1.90%	3.73%
U.S. Equity	Lord Abbett Dividend Growth Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	0.99%	22.14%	12.23%	11.16%
U.S. Equity	Lord Abbett Fundamental Equity Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	1.08%*	16.65%	8.81%	7.91%
U.S. Equity	Lord Abbett Growth and Income Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	0.93%	20.60%	10.37%	9.05%
U.S. Equity	Morgan Stanley VIF Discovery Portfolio - Class II Adviser: Morgan Stanley Investment Management Inc.	1.05%*	41.73%	11.11%	12.02%
APP A-2

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/24)
			1 Year	5 Year	10 Year
International Equity	Morgan Stanley VIF Emerging Markets Equity Portfolio - Class II Adviser: Morgan Stanley Investment Management Inc. Subadviser: Morgan Stanley Investment Management Company	1.30%*	7.72%	1.23%	3.03%
U.S. Equity	Putnam VT Core Equity Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	0.93%	26.96%	16.06%	13.17%
Fixed Income	Putnam VT Diversified Income Fund - Class IB Adviser: Franklin Advisers, Inc. Subadviser: Putnam Investment Management, LLC and Franklin Templeton Investment Management Limited	1.06%*	5.76%	(0.04)%	1.95%
Allocation	Putnam VT George Putnam Balanced Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	0.90%	16.73%	9.11%	8.60%
Allocation	Putnam VT Global Asset Allocation Fund - Class IB Adviser: Franklin Advisers, Inc. Subadviser: Putnam Investment Management, LLC, Franklin Templeton Investment Management Limited and The Putnam Advisory Company, LLC	1.11%*	16.36%	8.00%	7.00%
International Equity	Putnam VT International Equity Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc., Franklin Templeton Investment Management Limited and The Putnam Advisory Company, LLC	1.08%	2.97%	4.88%	4.74%
International Equity	Putnam VT International Value Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc., Franklin Templeton Investment Management Limited and The Putnam Advisory Company, LLC	1.07%	5.21%	6.81%	5.46%
U.S. Equity	Putnam VT Large Cap Growth Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	0.89%	33.41%	17.91%	16.22%
U.S. Equity	Putnam VT Large Cap Value Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	0.80%	19.14%	12.45%	10.88%
U.S. Equity	Putnam VT Small Cap Value Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	1.02%	6.20%	10.71%	8.10%
U.S. Equity	Putnam VT Sustainable Leaders Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	0.88%	23.02%	13.72%	13.50%

*	Annual expenses reflect a contractual fee reduction under an expense reimbursement or fee waiver arrangement.
**	In a low interest rate environment, yields for money market funds, after deduction of Contract charges, may be negative even though the fund’s yield, before deducting for such charges, is positive. If you allocate a portion of your Contact value to a money market Sub-Account or participate in an Asset Allocation Program, if available, where Contract value is allocated to a money market Sub-Account, that portion of the value of your Contract value may decrease in value.
APP A-3

Asset Allocation Models
This section provides information about the asset allocation models (or Portfolio Planner Models) that may be available for participation under the contract. Models may not be available to you. You may be required to participate in a certain model depending on the optional benefits you have chosen. See "Optional Benefit Investment Restrictions" below.
You may participate in only one asset allocation model at a time. Your investments related to an asset allocation model will be rebalanced quarterly. For additional information, see "Static Asset Allocation Models" in the prospectus.

Models Available For The Following Contracts:

Director M Edge

The Portfolio Planner Models
The following model(s) (introduced as of May 2, 2022) are available for the Contract(s) listed above.
The percentage allocations below apply to value in the Sub-Accounts.

Fund	2022 Series 108	2022 Series 208	2022 Series 308	2022 Series 408	2022 Series 508
AB VPS Small/Mid-Cap Value Portfolio	1%	2%	2%	3%	3%
Fidelity VIP Growth Portfolio	5%	6%	8%	10%	11%
Fidelity VIP Value Strategies Portfolio	2%	2%	3%	3%	4%
Hartford Disciplined Equity HLS Fund	5%	7%	9%	10%	12%
Hartford Dividend and Growth HLS Fund	5%	7%	8%	10%	12%
Hartford Small Company HLS Fund	2%	2%	3%	3%	4%
Hartford Total Return Bond HLS Fund	55%	48%	40%	32%	24%
Invesco V.I. Discovery Mid Cap Growth Fund	1%	2%	2%	3%	3%
Invesco V.I. Government Securities Fund	5%	4%	3%	3%	2%
Invesco V.I. High Yield Fund	10%	8%	7%	5%	4%
Putnam VT International Equity Fund	9%	12%	15%	18%	21%
Total	100%	100%	100%	100%	100%

APP A-4

Optional Benefit Investment Restrictions

1. Investment Restrictions For the Following Optional Benefits
Lifetime Income Builder            Lifetime Income Builder II
Lifetime Income Builder Selects        Lifetime Income Foundation

Applicable To The Following Contracts*
The Director M Edge

*Investment restrictions may not apply depending on state of issuance. See "State Variations" in the prospectus.

The Investment Restrictions
You must allocate amounts invested in the Sub-Accounts. In accordance with one of the following three investment restriction options: (1) Self Select; (2) Asset Allocation Models; or (3) Investment Models. You must elect to rebalance your allocations quarterly. Percentage allocations apply to value in the Sub-Accounts.

(1) SELF SELECT
Satisfy each of the following three categories:

Category 1	Fixed Income Rule: Minimum 40% of allocation Maximum of 100% of allocation*
Category 2	Acceptable Investment Options (Equity or Multi-Asset) Rule: Maximum 60% of allocation, maximum 20% in any one fund
Category 3	Acceptable Investment Options (Equity or Multi-Asset) Rule: Maximum 60% of allocation, maximum 20% in any one fund

Category 1: Fixed Income Rule: Minimum 40% of allocation Maximum of 100% of allocation*
•	Hartford Total Return Bond HLS Fund	•	Invesco V.I. Government Securities Fund
•	Hartford Ultrashort Bond HLS Fund	•	Invesco V.I. High Yield Fund
•	Invesco V.I. Government Money Market Fund

*If you have 100% allocation to the FAF on and after October 4, 2013 you will comply with these investment restrictions for as long as your allocation remains at 100% to the FAF. Please remember that effective October 4 2013, the FAF was closed to new allocations or Premium Payments (with limited state exclusions). Therefore, if you move any money out of the FAF and into the Sub-Accounts you will not be able to move it back into the FAF AND your Sub-Account allocations must comply with these investment restrictions in order to prevent the termination of your living benefit rider.

Category 2: Acceptable Investment Options (Equity or Multi-Asset) Rule: Maximum 60% of allocation, maximum 20% in any one fund
•	AB VPS Balanced Hedged Allocation Portfolio	•	Invesco V.I. Global Fund
•	AB VPS International Value Portfolio	•	Invesco V.I. Growth and Income Fund
•	AB VPS Relative Value Portfolio	•	Invesco V.I. Main Street Fund
•	BlackRock S&P 500 Index V.I. Fund	•	Lord Abbett Dividend Growth Portfolio
•	Fidelity VIP Contrafund Portfolio	•	Lord Abbett Fundamental Equity Portfolio
•	Fidelity VIP Dynamic Capital Appreciation Portfolio	•	Lord Abbett Growth & Income Portfolio
•	Fidelity VIP Equity-Income Portfolio	•	Putnam VT George Putnam Balanced Fund
•	Fidelity VIP Growth Portfolio	•	Putnam VT Global Asset Allocation Fund
•	Hartford Balanced HLS Fund	•	Putnam VT International Equity Fund
•	Hartford Capital Appreciation HLS Fund	•	Putnam VT International Value Fund
•	Hartford Disciplined Equity HLS Fund	•	Putnam VT Large Cap Growth Fund
•	Hartford Dividend and Growth HLS Fund	•	Putnam VT Large Cap Value Fund
•	Hartford Stock HLS Fund	•	Putnam VT Multi-Cap Core Fund
APP A-5

•	Invesco V.I. Discovery Large Cap Fund (formerly Invesco V.I. Capital Appreciation Fund)	•	Putnam VT Sustainable Leaders Fund
•	Invesco V.I. Comstock Fund

Category 3: Limited Investment Options (Equity, Multi-Asset, or Bond) Rule: Maximum 20% of allocation, maximum of 10% in any one fund
•	AB VPS Small/Mid-Cap Value Portfolio	•	Invesco V.I. Discovery Mid Cap Growth Fund
•	Fidelity VIP Mid Cap Portfolio	•	Invesco V.I. Main Street Small Cap Fund
•	Fidelity VIP Value Strategies Portfolio	•	Lord Abbett Bond-Debenture Portfolio
•	Hartford International Opportunities HLS Fund	•	Morgan Stanley VIF Discovery Portfolio
•	Hartford MidCap HLS Fund	•	Morgan Stanley VIF Emerging Market Equity Portfolio
•	Hartford Small Cap Growth HLS Fund	•	Putnam VT Diversified Income Fund
•	Hartford Small Company HLS Fund	•	Putnam VT Small Cap Value Fund
•	Invesco V.I. American Value Fund

(2) ASSET ALLOCATIONS MODELS

As of May 2, 2022, the following models are available:

Fund	2022 Series 108	2022 Series 208	2022 Series 308	2022 Series 408
AB VPS Small/Mid-Cap Value Portfolio	1%	2%	2%	3%
Fidelity VIP Growth Portfolio	5%	6%	8%	10%
Fidelity VIP Value Strategies Portfolio	2%	2%	3%	3%
Hartford Disciplined Equity HLS Fund	5%	7%	9%	10%
Hartford Dividend and Growth HLS Fund	5%	7%	8%	10%
Hartford Small Company HLS Fund	2%	2%	3%	3%
Hartford Total Return Bond HLS Fund	55%	48%	40%	32%
Invesco V.I. Discovery Mid Cap Growth Fund	1%	2%	2%	3%
Invesco V.I. Government Securities Fund	5%	4%	3%	3%
Invesco V.I. High Yield Fund	10%	8%	7%	5%
Putnam VT International Equity Fund	9%	12%	15%	18%
Total	100%	100%	100%	100%

(3) INVESTMENT MODELS

Series 7004
Funds
Hartford Capital Appreciation HLS Fund	20%
Hartford Dividend and Growth HLS Fund	20%
Hartford International Opportunities HLS Fund	10%
Hartford Small Company HLS Fund	10%
Hartford Total Return Bond HLS Fund	40%
Total	100%

APP A-6

Series 7005
Funds
Fidelity VIP Contrafund Portfolio	20%
Hartford International Opportunities HLS Fund	10%
Hartford Total Return Bond HLS Fund	40%
Invesco V.I. Global Fund	10%
Lord Abbett Growth & Income Portfolio	20%
Total	100%

II. Investment Restrictions For
Lifetime Income Builder Portfolios

Applicable To The Following Contracts*
The Director M Edge

*Investment restrictions may not apply depending on state of issuance. See "State Variations" in the prospectus.

The Investment Restrictions
You must allocate amounts invested in the Sub-Accounts. In accordance with one of the following three investment restrictions options: (1) Investment Strategy Models; (2) Portfolio Planner Asset Allocation Models; or (3) Individual Sub-Accounts. You must elect to rebalance your allocations quarterly. Percentage allocations apply to value in the Sub-Accounts.

(1) INVESTMENT STRATEGY MODELS

Series 8010
Funds
Fidelity VIP Contrafund Portfolio	17%
Hartford Dividend and Growth HLS Fund	17%
Hartford Total Return Bond HLS Fund	32%
Lord Abbett Growth and Income Portfolio	17%
Invesco V.I. Global Fund	17%
Total	100%

APP A-7

(2) PORTFOLIO PLANNER ASSET ALLOCATION MODELS

As of May 2, 2022, the following models are available:

Fund	2022 Series 108	2022 Series 208	2022 Series 308	2022 Series 408	2022 Series 508
AB VPS Small/Mid-Cap Value Portfolio	1%	2%	2%	3%	3%
Fidelity VIP Growth Portfolio	5%	6%	8%	10%	11%
Fidelity VIP Value Strategies Portfolio	2%	2%	3%	3%	4%
Hartford Disciplined Equity HLS Fund	5%	7%	9%	10%	12%
Hartford Dividend and Growth HLS Fund	5%	7%	8%	10%	12%
Hartford Small Company HLS Fund	2%	2%	3%	3%	4%
Hartford Total Return Bond HLS Fund	55%	48%	40%	32%	24%
Invesco V.I. Discovery Mid Cap Growth Fund	1%	2%	2%	3%	3%
Invesco V.I. Government Securities Fund	5%	4%	3%	3%	2%
Invesco V.I. High Yield Fund	10%	8%	7%	5%	4%
Putnam VT International Equity Fund	9%	12%	15%	18%	21%
Total	100%	100%	100%	100%	100%

APP A-8

(3) INDIVIDUAL SUB-ACCOUNTS

Allocate 100% to any one of these funds, any combination of these funds, or all of the funds.

AB VPS Balanced Hedged Allocation Portfolio
Hartford Balanced HLS Fund
Hartford MidCap HLS Fund
Hartford Ultrashort Bond HLS Fund
Invesco V.I. Government Money Market Fund
Lord Abbett Dividend Growth Portfolio
* * *
Please retain this product notice for future reference. The last prospectus and statement of additional information for the contract, dated June 28, 2018, contain more information about the contract. You may contact us to request this additional information free of charge. Instructions for contacting us are included in the front cover page of this product notice.

EDGAR Identifier:     The Director M Edge: C000005737 TLIC
The Director M Edge: C000006002 TLA
APP A-9